SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Lumenis Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share

(Title of Class of Securities)

M408668107

(CUSIP Number)

Scott Miller, Esq. Coherent, Inc. 5100 Patrick Henry Drive Santa Clara, California 95054 (408) 764-4000	Larry W. Sonsini, Esq. David Segre, Esq. Bret M. DiMarco, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M408668107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Coherent, Inc. (I.R.S. Identification No. 94-1622541)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,000

	8.	Shared Voting Power 215,000

	9.	Sole Dispositive Power 215,000

	10.	Shared Dispositive Power 215,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.55%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the Ordinary Shares, par value NIS 0.10 per share (“Lumenis Ordinary Shares”), of Lumenis Ltd. (“Lumenis”), a corporation organized under the laws of the State of Israel.  The principal executive offices of Lumenis are located at Yokneam Industrial Park, P.O. Box 240, Yokneam, Israel 20692.

Item 2.	Identity and Background
(a) - (c), (f)

This amended statement relates to the Lumenis Ordinary Shares sold by Coherent, Inc. (“Coherent”), a Delaware corporation.  Coherent engages in the principal business of providing photonics based solutions to the commercial, scientific and medical markets.  The principal executive offices of Coherent are located at 5100 Patrick Henry Drive, Santa Clara, CA 95054.

(d)

During the last five years, neither Coherent nor, to the best knowledge of Coherent, any executive officer or director of Coherent has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(c)

During the last five years, neither Coherent nor, to the best knowledge of Coherent, any executive officer or director of Coherent was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Coherent or any executive officer or director of Coherent was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Inapplicable.

Item 4.	Purpose of Transaction

Coherent has sold 5,217,099 Lumenis Ordinary Shares owned by Coherent in a series of open market transactions beginning on May 14, 2003 and ending on July 10, 2003.  As of the date hereof, it retains ownership to 215,000 Lumenis Ordinary Shares.

Item 5.	Interest in Securities of the Issuer
As of May 15, 2003, according to Lumenis, there were 36,942,439 Lumenis Ordinary Shares outstanding.

(a)    As of the date of this amended Schedule 13D, Coherent was the beneficial owner of 215,000 shares of Lumenis Ordinary Shares, which represents 0.55% of the outstanding shares of Lumenis Ordinary Shares.

(b) Coherent has voting power, sole or shared, over the 215,000 Lumenis Ordinary Shares.
(c) Coherent has sold 5,227,099 Lumenis Ordinary Shares owned by Coherent in a series of open market transactions beginning on May 14, 2003 and ending on July 10, 2003.
(d) None.
(e) Coherent ceased to be a beneficial owner of more than 5% of Lumenis on June 18, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Inapplicable.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2003
Date
/s/ Scott H. Miller
Signature
Scott H. Miller, Senior Vice President and General Counsel
Name/Title